SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2)*

                               Thomas Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    884402108
                                 (CUSIP Number)

                                 Edward P. Evans
                                Spring Hill Farm
                          712 Fifth Avenue, Suite 4900
                               New York, NY 10019
                                 (212) 765-9500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 27, 2001
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP No. 884402108                    13D                  Page 2 of 5 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Edward P. Evans
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF See Item 3.
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  458,018
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    21,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    458,018
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     21,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                479,018       See Item 5.
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                   11.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                   IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 884402108                    13D                  Page 3 of 5 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Edward P. Evans Foundation
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO See Item 3.
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    Virginia
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                           0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                       21,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        21,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 479,018        See Item 5.
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                          11.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                             OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 884402108                    13D                  Page 4 of 5 Pages

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

            (a) Mr. Evans may be deemed to beneficially own, in the aggregate, 479,018 Shares representing approximately 11.6% of the Shares outstanding (based on 4,139,433 Shares outstanding as reported in the Issuer's Form 10-Q for the period ending September 30, 2001).

                  (i) Mr. Evans directly owns 452,018 Shares for his own accounts and holds 6,000 Shares in a Uniform Gifts to Minor Act ("UGMA") account for a minor beneficiary. Mr. Evans is also the President, the settlor and one of the trustees of the Foundation. Accordingly, Mr. Evans may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange
Act) (1) the Shares he holds in the UGMA account and (2) the Shares as to which the Foundation possesses direct beneficial ownership.

                 (ii) The Foundation directly owns 21,000 Shares.

            (b) (i) Mr. Evans has sole voting and dispositive power over 458,018 Shares and shared voting and dispositive power over 21,000 Shares.

                 (ii) The Foundation has shared voting and dispositive power over 21,000 Shares.

            (c) On December 21, 2001, Mr. Evans acquired on the open market 15,500 Shares for his own account at $1.93 per Share and 2,000 Shares for the UGMA account at $1.82 per Share. On December 27, 2001, Mr. Evans acquired on the open market 350 Shares for his own account at $1.87 per Share. No other transactions related to the Shares have been made within the last 60 days.

            (d) Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it. Mr. Evans holds 6,000 Shares in a UGMA account for a minor beneficiary, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,000 Shares held in that account.

            (e)  Not applicable

CUSIP No. 884402108                    13D                  Page 5 of 5 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 20, 2002


                                    /s/ EDWARD P. EVANS
                                    ------------------------------
                                    Edward P. Evans, as
                                      an individual



                                    EDWARD P. EVANS FOUNDATION

                                    By:  /s/ EDWARD P. EVANS
                                         --------------------------
                                         Edward P. Evans, as
                                         Trustee